UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ANADIGICS, INC.

(Name of Subject Company (Issuer))

REGULUS ACQUISITION SUB, INC.

(Offeror)

II-VI INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

Francis J. Kramer

Chairman and Chief Executive Officer

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

(724) 352-4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

D. Mark McMillan, Esq.

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

(312) 807-4383

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$78,234,363.80	$7,878.20

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (A) 89,735,630 outstanding shares of common stock, par value $0.01 per share (“Shares”), of ANADIGICS, Inc. (“Anadigics”), (B) 8,542 Shares subject to issuance pursuant to outstanding options with an exercise price less than the offer price of $0.85 per Share, and (C) 2,296,256 Shares subject to issuance pursuant to outstanding time-based restricted stock units, and performance-based restricted stock units earned prior to the end of the offer, with such sum multiplied by the offer price of $0.85 per Share. The calculation of the filing fee is based on information provided by Anadigics as of January 14, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,117.19	Filing Party: Regulus Acquisition Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: February 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by II-VI Incorporated, a Pennsylvania corporation (“II-VI”), and Regulus Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of II-VI, with the Securities and Exchange Commission on February 2, 2016 (together with all amendments and supplements thereto, this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ANADIGICS, Inc., a Delaware corporation (“Anadigics”), at a price of $0.66 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Items 11 and 12 of this Schedule TO as provided below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, and the information set forth in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements,” are hereby amended and supplemented as follows:

On February 26, 2016, Anadigics, II-VI and Purchaser entered into an amendment to the Merger Agreement (the “Second Amendment”), pursuant to which II-VI offered to acquire all outstanding Shares at a price of $0.85 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer. The Second Amendment also provides that the Termination Fee is increased to the sum of $1.2 million plus II-VI’s expenses incurred in connection with the transactions contemplated by the Merger Agreement (up to an aggregate maximum of $1.4 million of such expenses). No changes were made to the provisions of the Merger Agreement related to Anadigics’s obligation to reimburse II-VI for the Aloha Termination Fee in connection with a termination of the Merger Agreement. The Second Amendment also amends and restates the definition of the term “Acquisition Proposal,” supplements the definition of the term “Material Adverse Effect,” and amends the term “End Date,” as provided therein. All references to those terms in the Schedule TO and in the Offer to Purchase are amended or supplemented, as applicable, to refer to those defined terms as defined in the Second Amendment.

Also on February 26, 2016, Anadigics and II-VI entered into a loan agreement (the “Loan Agreement”), pursuant to which II-VI agreed to make available to Anadigics a loan in the maximum amount of $10.0 million. The initial advance under the Loan Agreement will be in the amount of $3.5 million and each subsequent advance may be in a maximum amount of $1.5 million. The initial advance is expected to be made on or about February 29, 2016. Following the initial $3.5 million advance, Anadigics may request an additional advance on or after the 45th day following the date of the Loan Agreement, and further additional advances may be requested no less than 30 days following the date of the prior advance. Borrowings under the Loan Agreement are secured by a first priority perfected security interest in substantially all of Anadigics’s assets. Advances under the Loan Agreement accrue interest at a floating rate equal to 95% of the sum of (a) the Prime Rate and (b) 0.50%, payable monthly.

As a condition precedent to II-VI’s obligation to make any loans to Anadigics under the Loan Agreement, Anadigics must deliver to II-VI confirmation that Anadigics’s obligations to Silicon Valley Bank have been paid in full and terminated and any liens in favor of Silicon Valley Bank have been released. II-VI’s obligation to make loans to Anadigics is also subject to other customary conditions precedent.

Loans under the Loan Agreement mature on the earliest of: (i) the date on which the Merger becomes effective; (ii) the date that the Merger Agreement is terminated (x) by II-VI, if Anadigics makes an Adverse Change Recommendation, enters into any agreement that contemplates an Acquisition Transaction, or breaches its non-solicitation covenants in the Merger Agreement, (y) by Anadigics, to enter into a Specified Agreement related to a Superior Offer, if Anadigics is permitted to do so by the Merger Agreement and has paid the Termination Fee and repaid the Aloha Termination Fee to II-VI, or (z) if a breach of a representation or covenant in the Merger Agreement causes the failure of a condition precedent to the completion of the Offer by II-VI; (iii) the date Anadigics enters into an agreement that contemplates an Acquisition Transaction after a valid termination of the Merger Agreement, or enters into an agreement to sell, transfer or exclusively license a material portion of Anadigics’s assets at any time; (iv) the date on which a bankruptcy or dissolution event occurs; or (v) the date that is 12 months from the date of the Loan Agreement. Under the Merger Agreement, if the Merger Agreement is terminated for any reason that requires payment of the Termination Fee, all amounts due under the Loan Agreement must be paid concurrently with such termination.

In the Loan Agreement, Anadigics has made customary representations, warranties and affirmative and negative covenants to II-VI. The Loan Agreement also provides for customary events of default, the occurrence of which would permit II-VI to cease extending credit to Anadigics and accelerate Anadigics’s payment obligations under the Loan Agreement.

The full text of the Second Amendment and the Loan Agreement are attached as Exhibit (d)(4) and (d)(5), respectively, to the Schedule TO and are incorporated herein by reference.

On February 29, 2016, pursuant to the Merger Agreement, II-VI and Purchaser extended the expiration date of the Offer. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on March 1, 2016. The Expiration Date of the Offer is extended to 11:59 p.m., New York City time, on March 11, 2016, unless further extended. The Depositary has advised Purchaser that, as of 5:00 p.m., New York City time, on February 26, 2016, 188,521 shares of common stock of Anadigics were tendered pursuant to the tender offer, which represented approximately 0.21% of the outstanding shares of common stock of Anadigics.

On February 29, 2016, II-VI issued a press release announcing the execution of the Second Amendment and the Loan Agreement, the increased Offer Price of $0.85 per Share, and the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

All references in the Schedule TO and in the Offer to Purchase (Exhibit (a)(1)(A)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) to (a) the Offer Price, or the price being offered in the tender offer, as being “$0.66 per Share” are amended and replaced with “$0.85 per Share”, (b) the expiration date of the Offer as being “11:59 P.M., New York City time, on March 1, 2016” are amended and replaced with “11:59 P.M., New York City time, on March 11, 2016”, (c) the Merger Agreement shall refer to the Agreement and Plan of Merger, dated as of January 15, 2016 and as amended on February 1, 2016 and February 26, 2016 (as it may be further amended, modified or supplemented from time to time in accordance with its terms), and (d) the End Date as being “April 14, 2016” are amended and replaced with “May 26, 2016”.

The Letter of Transmittal attached hereto as Exhibit (a)(1)(B) amends and restates the Letter of Transmittal previously filed as Exhibit (a)(1)(B) to the Schedule TO, and all references in this Schedule TO to the Letter of Transmittal shall refer to such amended and restated Letter of Transmittal.

The information set forth in the Summary Term Sheet and in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended to replace all references to “$61 million” with “$80 million”.

The information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Anadigics” is hereby further amended and supplemented by adding the following paragraphs at the end of the section:

“On February 26, 2016, II-VI and Purchaser delivered to Anadigics a proposed amendment to the Merger Agreement (the “Second Amendment”), executed by II-VI and Purchaser, pursuant to which II-VI offered to acquire all outstanding Shares for $0.85 per share in cash and to extend a loan to Anadigics on the terms set forth in a proposed loan agreement (the “Loan Agreement”). On February 29, 2016, Anadigics announced that II-VI’s February 26, 2016 amendment renders Party B’s February 24, 2016 proposal no longer a Superior Offer and that, on February 26, 2016, consistent with its previously announced process to conclude the auction, Anadigics executed the Second Amendment and the Loan Agreement in the form presented by II-VI and Purchaser.”

The information set forth in Section 15 of the Offer to Purchase entitled “Conditions to the Offer” is hereby amended and supplemented to provide that, in addition to the conditions set forth in that section, Purchaser will not be obligated to pay for, and may delay acceptance or payment for, any validly tendered Shares pursuant to the Offer if the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other legal requirement is not terminated or expired and all necessary government approvals are not received, or if any restrictive order or other requirement is placed on Anadigics, II-VI, Purchaser or the Surviving Corporation in connection therewith.

The information set forth in Annex A to the Offer to Purchase, entitled “Directors and Executive Officers of Purchaser and II-VI,” is hereby amended and supplemented as follows:

All references to Peter W. Sognefest in Annex A are deleted in their entirety. Mr. Sognefest has resigned as a director of II-VI.

The following information is added at the end of such Annex A:

Name and Position(s)	Present Principal Occupation or Employment; Material Positions Held During the Last Five (5) Years; Certain Other Information
Shaker Sadasivam Director	President and Chief Executive Officer of SunEdison Semiconductor LLC, a leading manufacturing of advanced semiconductors for electronics, since May 2014; President, Semiconductor Materials Business Unit, at SunEdison, Inc. (formerly known as MEMC Electronic Materials, Inc.) from 2009 to 2014, and as Senior Vice President, Research and Development, at SunEdison, Inc. from 2002 to 2009.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(B)	Form of Letter of Transmittal, as amended and restated.

(a)(1)(G)	Letter to Stockholders, dated February 29, 2016.

(a)(5)(A)	Press Release of II-VI, dated February 29, 2016 (incorporated by reference to Exhibit 99.1 to II-VI’s Current Report on Form 8-K filed on February 29, 2016 (File No. 000-16195)).

(d)(4)	Amendment No. 2 to Agreement and Plan of Merger, dated as of February 26, 2016, among II-VI, Purchaser and Anadigics (incorporated by reference to Exhibit 2.3 to Anadigics’s Current Report on Form 8-K filed on February 29, 2016 (File No. 000-25662)).

(d)(5)	Loan and Security Agreement, dated as of February 26, 2016, between II-VI and Anadigics (incorporated by reference to Exhibit 10.1 to Anadigics’s Current Report on Form 8-K filed on February 29, 2016 (File No. 000-25662)).

(g)(1)	Written material furnished to Georgeson Inc. by II-VI and Purchaser.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016

REGULUS ACQUISITION SUB, INC.

By:	/s/ Walter R. Bashaw II
Name:	Walter R. Bashaw II
Title:	Secretary

II-VI INCORPORATED

By:	/s/ Walter R. Bashaw II
Name:	Walter R. Bashaw II
Title:	Secretary